Exhibit 99.2

Pharvaris Presents Deucrictibant Long-Term Extension Data for Both the Prophylactic and On-Demand Treatment of HAE at the Bradykinin Symposium 2024

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Extension data confirm the observed safety and tolerability profile from Phase 2 studies and further support the potential for deucrictibant to become a preferred therapy for the management of HAE
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Long-term prophylaxis extension data of deucrictibant shows attack reduction is maintained for over one year; open-label extension participants experienced a 93% reduction in attacks compared to baseline
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Long-term on-demand extension data of deucrictibant immediate-release capsule shows median onset of symptom relief in ~1.1 hours, with 85.8% of attacks resolving completely within 24 hours

ZUG, Switzerland, September 5, 2024 -- Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to prevent and treat hereditary angioedema (HAE) attacks, is highlighting the differentiated profile of deucrictibant as a prophylactic and on-demand treatment of HAE attacks at the Bradykinin Symposium 2024, being held in Berlin from September 5-6, 2024. A summary of the data being presented at the congress can be found here.

“Based on a snapshot analysis, treatment with deucrictibant led to a 93% reduction in attack rate compared to study baseline, a median attack rate of zero for every month, and a mean proportion of attack-free days of 99% after more than a year of mean duration of treatment in a prophylactic extension study. Together with the improvements in disease control and health-related quality of life observed in the randomized, placebo-controlled part of the CHAPTER-1 study, these data underscore the potential of deucrictibant to be an effective and well-tolerated prophylactic agent in the treatment of HAE,” said Peng Lu, M.D., Ph.D., Chief Medical Officer of Pharvaris. “Long-term extension data of deucrictibant in the on-demand setting similarly confirm its potential to become a preferred option for the treatment of HAE attacks with a median onset of symptom relief of 1.1 hours, as measured by Patient Global Impression of Change (PGI-C) and median complete resolution of 11.5 hours, as measured by Patient Global Impression of Severity (PGI-S). The rapid onset of symptom relief reported in RAPIDe-2 and the results of a propensity score-matched analysis favoring deucrictibant over standard of care provide confidence in our ability to differentiate deucrictibant in the on-demand HAE space. Lastly, the safety and tolerability profile of deucrictibant has been reaffirmed in multiple nonclinical and clinical studies.”

Marc A. Riedl, M.D., M.S., Professor of Medicine, Clinical Director of the U.S. Hereditary Angioedema Association (HAEA) Angioedema Center at the University of California San Diego (UCSD), Clinical Service Chief for Allergy/Immunology at UCSD, added, “The goal of HAE management is for affected individuals to live a normal life, ensuring they can engage in all work, school, family, and leisure activities as desired without limitation from angioedema symptoms. Therapies that offer improved efficacy, tolerability, and convenience have the potential to normalize the lives of people living with HAE. These long-term extension and health-related quality of life data, together with the Phase 2 clinical trial data, provide evidence of the benefits of deucrictibant as a potential treatment for HAE, and highlight the importance of additional data from late-stage clinical development of deucrictibant in both treatment settings.”

Prophylactic Program

CHAPTER-1 (NCT05047185) is a two-part Phase 2 study evaluating the efficacy and safety of deucrictibant for long-term prophylaxis of HAE attacks. Positive top-line data from the double-blind, randomized, placebo-controlled portion (part 1) of the CHAPTER-1 study were announced in December 2023. Further exploration of disease control, health-related quality of life (HRQoL), and treatment satisfaction data will be presented by Dr. Markus Magerl in an oral presentation and show that 90% of participants receiving deucrictibant (N=20) reported well-controlled HAE at week 12 compared to 37.5% of participants receiving placebo (N=8) as measured by the Angioedema Control Test (AECT). Deucrictibant-treated participants reported greater satisfaction than those treated with placebo with regards to effectiveness and the domain of global satisfaction, and a comparable satisfaction for side effects.

All eligible participants completing part 1 of CHAPTER-1 (N=30) enrolled into the ongoing open-label extension (part 2) during which they have received deucrictibant 40 mg/day with a mean treatment duration in the extension of 12.83 months. The current analysis (cutoff date: June 10, 2024) will be presented by Dr. Riedl in a poster presentation and show that deucrictibant was well-tolerated, with no safety signals observed. Efficacy analyses show:

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Deucrictibant reduced the attack rate in the open-label extension by 93.0% compared to the part 1 study baseline
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The occurrence of “moderate and severe” attacks and of attacks treated with on-demand medication remained low in the open-label extension

On-Demand Program

Dr. Emel Aygören-Pürsün will present a poster on RAPIDe-2 (NCT05396105), an ongoing two-part Phase 2/3 extension study, evaluating long-term safety and efficacy of orally administered deucrictibant immediate-release capsule for the on-demand treatment of HAE attacks. The safety analysis (cutoff date: June 10, 2024) includes a total of 337 attacks and shows that deucrictibant was well-tolerated for all studied doses with no new safety signals observed. The efficacy analysis (cutoff date: March 1, 2024) includes a total of 265 attacks and shows:

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Median time to onset of symptom relief was 1.1(PGI-C) hours with 98.5% of attacks achieving onset of symptom relief by 12 hours
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Median time to reduction in attack severity was 2.6 hours (PGI-S) with 97.7% of attacks achieving reduction in attack severity by 12 hours
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Median time to complete attack resolution was 11.5 hours with 85.8% of attacks achieving complete attack resolution within 24 hours (PGI-S) and 90.2% of these attacks requiring a single dose of deucrictibant

RAPIDe-2 data were used to conduct a comparison of deucrictibant immediate-release capsule to standard of care on-demand therapy in a propensity-score matched analysis. The analysis to be presented by Dr. Riedl in a poster presentation, indicates that PGI-C- and PGI-S-based outcomes were more favorable for the attacks treated with deucrictibant in RAPIDe-2 study than for the attacks treated with standard of care in an observational study.

Safety

Dr. Nieves Crespo will present a poster on an assessment of the cardiovascular safety of deucrictibant after repeated dosing which shows no evidence of any impact on cardiovascular parameters in nonclinical studies in non-human primates, including a 3-month and chronic study, nor in clinical studies to date, following prophylactic treatment up to 12 weeks of administration in the randomized, placebo-controlled part 1 of CHAPTER-1 clinical study and up to one year in its ongoing open-label extension.

The presentation slides and posters are available on the Investors section of the Pharvaris website at: https://ir.pharvaris.com/news-events/events-presentations.

About Deucrictibant

Deucrictibant is a novel, potent, oral small-molecule bradykinin B2 receptor antagonist. By inhibiting bradykinin signaling through the bradykinin B2 receptor, deucrictibant has the potential to prevent the occurrence of HAE attacks and to treat the manifestations of an attack if they occur. Based on its chemical properties, Pharvaris is developing two formulations of deucrictibant for oral administration: an extended-release tablet to enable sustained absorption and efficacy for prophylactic treatment, and an immediate-release capsule to enable rapid onset of activity for on-demand treatment.

About Pharvaris

Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to prevent and treat HAE attacks. By directly pursuing this clinically proven therapeutic target with novel small molecules, the Pharvaris team aspires to offer people with all types of bradykinin-mediated angioedema effective, well-tolerated, and easy-to-administer alternatives to treat attacks, both prophylactically and on-demand . With positive data in both Phase 2 prophylaxis and on-demand studies in HAE, Pharvaris is encouraged to further develop deucrictibant. Pharvaris is currently enrolling a pivotal Phase 3 study for the on-demand treatment of HAE attacks and plans to initiate a pivotal Phase 3 study of deucrictibant for the prevention of HAE attacks in the coming months. For more information, visit https://pharvaris.com/.

Forward-Looking Statements
This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules and deucrictibant extended-release tablets, which are in late-stage global clinical trials; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, and CHAPTER-1 Phase 2 studies in ongoing and future nonclinical studies and clinical trials; risks arising from epidemic diseases, such as the COVID-19 pandemic, which may adversely impact our business, nonclinical studies, and clinical trials; the outcome and timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact

Maggie Beller

Executive Director, Head of Corporate and Investor Communications

maggie.beller@pharvaris.com